May 11, 2012	Nathan Briggs
(202) 626-3909
(202) 383-9308
nathan.briggs@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	PIMCO Dynamic Income Fund (File Nos. 333-179887, 811-22673)

Ladies and Gentlemen:

We are filing today via EDGAR, on behalf of PIMCO Dynamic Income Fund (the “Fund”), Pre-Effective Amendment No. 3 to the Fund’s registration statement on Form N-2 (File Nos. 333-179887, 811-22673) pursuant to the Securities Act of 1933, as amended (Amendment No. 3 pursuant to the Investment Company Act of 1940, as amended) (the “Amendment”).

No fees are required in connection with this filing. Please direct any questions regarding this filing to me at (202) 626-3909. Thank you for your attention in this matter.

Sincerely,

/s/ Nathan Briggs
Nathan Briggs

cc:	Brian S. Shlissel

Lawrence G. Altadonna

David C. Sullivan